SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

December 18, 2009

By Sedar Filing

SEC Mail Processing Section

DEC 30 2009

Washington, DC
110

SUPPL

Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: ALTAI RESOURCES INC. – CHANGE OF AUDITORS NOTICE

Pursuant to National Instrument 51-102 please find attached the reporting requirements for the recent change of auditors completed by the company.

09047540

Yours truly,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

c.c. Sievert & Sawrantschuk LLP
Chartered Accountants
43 Colborne Street, PH
Toronto, Ontario
M5E 1E3

Feldman & Associates, LLP
Chartered Accountants
1131A Leslie Street, Suite 201
Toronto, Ontario
M3C 3L8

dlw 1/25

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

December 17, 2009

NOTICE OF CHANGE OF AUDITOR

TO: SIEVERT & SAWRANTSCHUK LLP, CHARTERED ACCOUNTANTS

AND TO: FELDMAN & ASSOCIATES, LLP, CHARTERED ACCOUNTANTS

TAKE NOTICE THAT Sievert & Sawrantschuk LLP, the former auditor of Altai Resources Inc. (the "Company"), has received notice effective December 15, 2009 and Feldman & Associates LLP has been appointed successor auditor in its place.

TAKE FURTHER NOTICE THAT:

(a) The decision by the Company to change auditor was caused by the non-reappointment of Sievert & Sawrantschuk LLP, Chartered Accountants by the Shareholders of the Company at the Annual General Meeting of the Shareholders of Altai Resources Inc. held on June 22, 2009;

(b) The directors of the Company have accepted the notice given to Sievert & Sawrantschuk LLP, Chartered Accountants and approved the appointment of Feldman & Associates LLP, Chartered Accountants as the auditor of the Company in its place for the financial year ending December 31, 2009 and until the close of the next following annual meeting of the shareholders of the Company;

(c) There have been no reservations contained in the auditors reports on the audited annual financial statements of the Company for the two (2) fiscal years ended December 31, 2008 and 2007; and

(d) In the opinion of the Company no reportable events have occurred.

DATED at Toronto, Ontario this 17th day December, 2009.

ALTAI RESOURCES INC.

Niyazi Kacira
President

SIEVERT & SAWRANTSCHUK LLP
CHARTERED ACCOUNTANTS

43 Colborne Street, PH
Toronto, Ontario M5E 1E3
Tel: (416) 979-7444 Fax: (416) 979-8432
e-mail: sievertca@baxter.net
www.sievert.on.ca

December 17, 2009

Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Notice of Change of Auditor of Altai Resources Inc.

Pursuant to National Instrument 51-102 (part 4.11), we have read the above-noted Change of Auditor Notice dated December 17, 2009 and based on our knowledge of the information at that time we agree with the information contained in the Notice.

Yours very truly,

Sievert & Sawrantschuk LLP

Sievert & Sawrantschuk LLP
Chartered Accountants
Licensed Public Accountants

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS

1131A Leslie Street | Suite 201
Toronto | Ontario | M3C 3L8
tel 416 924 4900
fax 416 924 9377

December 18, 2009

Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Altai Resources Inc. - Change of Auditor Notice Dated December 17, 2009

Dear Sirs:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice.

Sincerely

FELDMAN & ASSOCIATES, LLP

Feldman & Associates, LLP

Chartered Accountants
Licensed Public Accountants